
July 21, 2021

Kevin Brian Cox
Chief Executive Officer
Surge Holdings, Inc.
3124 Brother Boulevard, Suite 104
Bartlett, TN 38133

> **Re: SurgePays, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-233726**

Dear Mr. Cox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2021

Risk Factors, page 14

1.   We note your amended disclosure in response to prior comment 4 and reissue it in part. Please disclose the percentage of outstanding shares that all Series A Preferred Sock and all Series C Preferred Stock shareholders (not just the CEO) currently own and must keep to continue to control the outcome of matters submitted to shareholders for approval and revise to acknowledge that any future issuances of Series A Preferred Stock and Series C Preferred stock, to any person (not just the CEO), may be dilutive to holders of your Common Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Information, page 30

2.   We note your response to prior comment 5. For all periods presented, please revise
        to separately discuss each reportable segment´s results, including revenues, gross margin,
        and operating income (loss). Please also revise segment-level disclosures to identify,
        quantify, and analyze each material factor underlying changes in results, including when
        such factors offset each other. See Item 303(a)(3)(i) of Regulation S-K and Section III.D
        of SEC Release No. 33-6835.

Business
Disrupting the Supply Chain, page 35

3.   We note your amended disclosure in response to prior comment 11. To the extent that
        you have relied on sources for claims made in this section, such as "labor normally
        accounts for 25% of the retail cost of a product sold in convenience stores" or "the store
        owner realizes a 10%-15% lower price on the wholesale products they are currently
        buying or in many cases, can select from a wider variety of products from manufacturers
        nationwide," please revise to provide sources for such statements. In the alternative,
        please revise to characterize your claims as management's beliefs.

Legal Proceedings, page 38

4.   Your disclosure regarding the Glen Eagles legal proceedings states that "[a] scheduling
        order from the court is forthcoming, with tentative dates for a calendar call scheduled for
        June 2, 2021 and a bench trial scheduled for June 20, 2021." Please revise to update this
        information as of the date of the filing.

Financial Statements
Consolidated Statements of Operations, page F-3

5.   We note your revision to the line-item description in response to prior comment 15.
        However, you continue to report a figure identified as "gross profit" that is an
        income amount before depreciation and amortization. As previously requested, please
        remove this "gross profit" figure from your income statements. We refer you to the
        guidance in SAB Topic 11:B.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

6.   We note your response to prior comment 16. In regard to all significant revenue categories
        presented, please identify and describe in further detail your contractual performance
        obligations that are transferred to your customers. As an example, LogicsIQ is described
        as a full-service digital advertising agency; however, you disclose neither the terms
        nor the nature of your contractual performance obligations. Accordingly, please disclose

Kevin Brian Cox
Surge Holdings, Inc.
July 21, 2021
Page 3

in sufficient detail the significant contractual terms and conditions (e.g. payment terms, refunds, and any warranties), and the nature of the performance obligations that you promise to transfer in your contracts with customers. Refer to ASC 606-10-50-12.

Note 6. Intangible Assets, page F-16

7.   Please revise to clarify the nature of your proprietary software,
        provide the estimated useful lives (or range) for each asset class, and disclose whether you are amortizing your intangible assets utilizing the straight line method or another acceptable method.

Note 11. Derivative Liabilities, page F-25

8.   Please explain the derivative liabilities balance of approximately $1.4 million related to embedded conversion features in convertible promissory notes that no longer appear to be outstanding. We note that Note 10 represented that you either settled or satisfied all notes during the year and did not have any outstanding convertible promissory notes as of December 31, 2020.

Note 10. Derivative Liabilities, page F-60

9.   We note your disclosure that you determined the conversion option in the convertible note executed during the three months end March 31, 2021 met the definition of a derivative liability in accordance with ASC 815, and you bifurcated the embedded conversion option. Please more fully address the following:
        • Citing authoritative guidance, tell us how you determined it was appropriate to record a "derivative expense" of approximately $1.8 million during first quarter of 2021, given the change in fair value of your derivative liability was $303,043 as of March 31, 2021; and
        • Clarify in the filing the reason for the expense, which appears to be the result of the debt discount exceeding the face value of the note, and explain how you determined the amount of the expense.

        You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Lipstein